

12011793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 29 2012

Washington, DC
110

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SEC FILE NUMBER
8-51939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/11 _____ AND ENDING _____ 12/31/11 _____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AlterNet Securities, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue
                              (No. and Street)

New York   **NY**   **10017**
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone   **(212) 444-6269**
                                                   (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
                    (Name - if individual, state last, first, middle name)

345 Park Avenue   **New York**   **NY**   **10154**
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

AFFIRMATION

We, Steven Vigliotti and Angelo Bulone, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to AlterNet Securities, Inc. for the year ended December 31, 2011 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Steven Vigliotti
Chief Financial Officer

_____
Angelo Bulone
Managing Director, Controller

_____
Notary Public



ALTERNET SECURITIES, INC.
(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Statement of Financial Condition
December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
AlterNet Securities, Inc.:

We have audited the accompanying statement of financial condition of AlterNet Securities, Inc. (the Company) (a wholly-owned subsidiary of Investment Technology Group, Inc.) as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AlterNet Securities, Inc. as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.



February 28, 2012

ALTERNET SECURITIES, INC.

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	4,861,165
Receivables from broker, dealers and others, net		3,607,993
Deferred taxes		13,193
Due from affiliates		1,161
Total assets	$	8,483,512

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	146,170
Due to Parent		80,161
Due to affiliates		2,437,630
Total liabilities		2,663,961
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		4,000,000
Retained earnings		1,819,541
Total stockholder's equity		5,819,551
Total liabilities and stockholder's equity	$	8,483,512

See accompanying notes to Statement of Financial Condition.

ALTERNET SECURITIES, INC.

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2011

(1) Organization and Basis of Presentation

AlterNet Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware corporation that is a wholly-owned subsidiary of Investment Technology Group, Inc. (the "Parent"). The Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is a broker-dealer that is primarily engaged in providing broker-dealers access to the POSIT alternative trading system of ITG Inc. ("ITG"), an affiliated broker-dealer. ITG POSIT provides anonymous matching of non-displayed equity orders to minimize market impact and may provide opportunities for price improvement within the National Best Bid and Offer ("NBBO"). The Company's commissions and fees revenues are dependent principally on the continued level of interest of the Company's clients in ITG POSIT.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Included in cash and cash equivalents on the Statement of Financial Condition at December 31, 2011, are cash and U.S. Government money market instruments totaling $3,587,253 and $1,273,912, respectively.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents and certain payables are carried at market value or estimated fair value.

Securities Transactions

Receivables from broker, dealers and others consist principally of commissions receivable from securities transactions or from net executions, net of an allowance for doubtful accounts. The Company clears all securities transactions through its affiliated clearing broker, ITG, on a fully disclosed basis.

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis and current income taxes due to Parent are made pursuant to a tax sharing agreement between the Company and Parent.

ALTERNET SECURITIES, INC.

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2011

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

Contingent income tax liabilities are recorded when the criteria for loss recognition under ASC 740, *Income Taxes,* have been met. Specifically, ASC 740 requires the determination of whether or not a tax position is more likely than not to be sustained upon examination based upon the technical merits of the position. If this recognition threshold is met, the tax benefit is then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. The Parent allocates tax uncertainties specific to the Company in a manner consistent with its policy of charging or crediting amounts equal to the Company's separate tax liability or benefit as if the Company were filing on an individual basis. All tax uncertainties are held by the Company until such time that the statute of limitations or period under audit for the jurisdiction is settled.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements,* which requires additional disclosures about transfers between Levels 1 and 2 of the fair value hierarchy and disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements. The ASU also amends ASC Subtopic 820-10 to clarify certain existing disclosures regarding the level of disaggregation at which fair value measurements are provided for each class of assets and liabilities (instead of major category) and disclosures about inputs and valuation techniques used to measure fair value for both recurring and non-recurring fair value measurements that fall in either Level 2 or Level 3.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement* (Topic 820): *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* This update clarifies application of fair value measurement and disclosure requirements and is effective for annual periods beginning after December 15, 2011. The Company does not believe the impact of this amendment on its results of operations, cash flows or financial position will be material.

(3) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, *Fair Value Measurements and Disclosures.* The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.

ALTERNET SECURITIES, INC.

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2011

- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.

- Level 3: Fair value measurements using significant inputs that are not readily observable in the market.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities. Level 1 financial assets at December 31, 2011 consists of an investment in a U.S. Government money market fund of $1,273,912 (included in cash and cash equivalents). The Company does not currently have any Level 1 liabilities.

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily standard models that consider various assumptions including time value, yield curve, and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The Company currently does not have any Level 2 assets or liabilities.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. The Company currently does not have any Level 3 assets or liabilities.

(4) Receivables from Brokers, Dealers and Others, Net

The following is a summary of receivables from brokers, dealers and others, net as of December 31, 2011.

Clearing broker-dealer (ITG)	$	2,272,430
Broker-dealers and others		1,367,708
Allowance for doubtful accounts		(32,145)
Total	$	3,607,993

The Company maintains an allowance for doubtful accounts based upon estimated collectibility of receivables.

(5) Income Taxes

For the year ended December 31, 2011, the Company's operations were included in the consolidated Federal and combined state and local income tax returns of the Parent. The Company accounts for income taxes as if it were a separate entity.

Income taxes payable was $80,161 and is included in due to Parent on the Statement of Financial Condition at December 31, 2011.

Deferred income taxes are provided for temporary differences in reporting certain items and give rise to a net deferred tax asset of $13,193 related to the allowance for doubtful accounts as of December 31, 2011.

At December 31, 2011, management of the Company believes that realization of the deferred tax asset is more likely than not based on a history of taxable income and anticipated future taxable income.

Tax Uncertainties

Under ASC 740, a company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

At December 31, 2011, the Company had no uncertain tax positions.

With limited exception, the Parent is no longer subject to U.S. federal, state, or local tax audits by taxing authorities for years preceding 2007. The Internal Revenue Service is currently examining the Parent's U.S. federal income tax returns for 2007 through 2010. Certain state and local returns are also currently under various stages of audit.

(6) Related Party Transactions

Pursuant to a Services Agreement with ITG, certain securities trading services, administrative services, and the use of certain office space in connection with the Company's operations are provided by ITG.

Pursuant to an Intangible Property License Agreement with an affiliate, ITG Software Solutions, Inc. ("ITGSSI"), the Company paid ITGSSI license fees for the use of its technology.

The Company entered into a services agreement with ITG Global Production, Inc. ("ITGGPI"), in which ITGGPI provides services to the Company in connection with the production data center and manages the disaster recovery services contract.

In the normal course of business, the Parent and/or ITG may receive and disburse cash on behalf of the Company. This net activity is reflected in due to Parent and due to affiliates on the accompanying Statement of Financial Condition at December 31, 2011.

The Company clears all securities transactions through its clearing broker, ITG (see Note 2, *"Summary of Significant Accounting Policies"*). The activity is reflected in receivables from broker, dealers and others on the accompanying Statement of Financial Condition at December 31, 2011.

All employees of the Company are covered by the benefit plans of the Parent or ITG.

The Company paid cash dividends of $3,000,000 to the Parent.

(7) Commitments and Contingencies

The Company is periodically involved in litigation and various legal matters that arise in the normal course of business, including proceedings relating to regulatory matters. Such matters are subject to many uncertainties and outcomes are not predictable. At the current time, management does not believe any of these matters will have a material adverse effect on the Company's financial position or future results of operations.

(8) Off Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution of various institutional customer securities transactions. Securities transactions are subject to the credit risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement

of these transactions is not expected to have a material effect on the Company's Statement of Financial Condition. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and customer.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and receivable from broker, dealers and others. Cash and cash equivalents are deposited with high credit quality financial institutions.

(9) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness.

At December 31, 2011, the Company had net capital of $4,413,707, which was $4,236,110 in excess of required net capital of $177,597. The Company's ratio of aggregate indebtedness to net capital ratio was 0.60 to 1.

Dividends or withdrawals of capital can not be made to the Company's Parent if they are needed to comply with regulatory requirements.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm
on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
AlterNet Securities, Inc.:

In planning and performing our audit of the financial statements of AlterNet Securities, Inc. (the Company) (a wholly-owned subsidiary of Investment Technology Group, Inc.) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 28, 2012